UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                 Smith Environmental Technologies Corporation
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  138 012 109
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                April 26, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                    PAGE  2   OF  10  PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [x]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                   N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  328,500
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        328,500
             10                  SHARED DISPOSITIVE POWER

                                        51,700
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  380,200
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%
14           TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D

CUSIP NO. 138 012 109                                    PAGE  3   OF  10  PAGES


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James J. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [  ]
                                                                      (b) [x ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                    N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        328,500
             9                   SOLE DISPOSITIVE POWER

                                        -0-
             10                  SHARED DISPOSITIVE POWER

                                        380,200
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  380,200
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D


CUSIP NO. 138 012 109                                PAGE   4    OF  10  PAGES

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Karen L. Cramer

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                     (b) [ x]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

             7                   SOLE VOTING POWER

NUMBER OF                                -0-
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                          328,500
             9                   SOLE DISPOSITIVE POWER
                                          -0-
             10                  SHARED DISPOSITIVE POWER

                                          380,200
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  380,200
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%
14           TYPE OF REPORTING PERSON

                  IN

                                   SCHEDULE 13D


CUSIP NO.  138 012 109                                    PAGE  5  OF  10  PAGES


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]

                                                                        (b) [x]
3           SEC USE ONLY

4           SOURCE OF FUNDS

                  N/A
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [  ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF   7        SOLE VOTING POWER
SHARES
BENEFICIALLY            328,500
OWNED BY
EACH
REPORTING
PERSON
WITH
            8        SHARED VOTING POWER
                         -0-

            9        SOLE DISPOSITIVE POWER

                         328,500

            10       SHARED DISPOSITIVE POWER
                         -0-

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 328,500
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [  ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.6%
14          TYPE OF REPORTING PERSON

                 PN

                                 SCHEDULE 13D

CUSIP No.  138 012 109                                    Page  6  of  10  Pages

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Cramer Capital Corporation

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [  ]
                                                                      (b) [ x]

3              SEC USE ONLY

4              SOURCE OF FUNDS

                    N/A
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

               7                    SOLE VOTING POWER
NUMBER OF
SHARES                                  328,500
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
               8                    SHARED VOTING POWER
                                        -0-

               9                    SOLE DISPOSITIVE POWER

                                        328,500
               10                   SHARED DISPOSITIVE POWER
                                        -0-

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    328,500

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                      [ ]

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.6%
14             TYPE OF REPORTING PERSON

                    CO

CUSIP NO.   138 012 109                                     Page 7 of 10 Pages


ITEM I.  SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated May 12, 1994, as amended by Amendment No. 1, dated September 14, 1994, as amended by Amendment No. 2, dated November 29, 1995, as amended by Amendment No. 3, dated December 29, 1995, as amended by Amendment No. 4, dated February 6, 1995 and as amended by Amendment No. 5, dated April 16, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of Smith Environmental Technologies Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

CUSIP NO.   138 012 109                                      Page 8 of 10 Pages

ITEM 3      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

            Item 3 of the statement is hereby amended and restated to read in its entirety as follows:

            Of the 380,200 shares held by the Reporting Persons, 328,500 shares were purchased with the personal funds of the Partnership in the aggregate amount of $1,500,969.45 and 51,700 shares were purchased with the personal funds of GAM in the aggregate amount of $289,701.60.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the statement are hereby amended and restated to read in their entirety as follows:

            (a) This statement on Schedule 13D relates to (i) 380,200 Shares beneficially owned by the Manager, James Cramer and Karen Cramer, which constitute approximately 6.5% of the issued and outstanding Shares and (ii) 328,500 Shares owned by the Partnership, its general partner, Cramer Capital Corporation, and its manager, the Manager, which constitutes approximately 5.6% of the issued and outstanding Shares.

            (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 328,500 Shares owned by the Partnership and the Manager has shared dispositive power with GAM with respect to the 51,700 Shares. GAM has sole voting power with respect to 51,700 Shares.
                  James Cramer and Karen Cramer have shared voting and dispositive power with respect to 328,500 Shares and shared dispositive power with respect to 51,700 Shares.

            (c) In the past sixty days, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Statement is amended by (i) deleting on the second line Number "323,500" and replacing it with the number "328,500" and
(ii)deleting on the fourth line the number "136,700" and replacing it with the number "51,700".

CUSIP NO. 138 012 109                                        Page 9 of 10 Pages


                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 1996



                           J.J. CRAMER & CO.

                           By:/s/ JAMES J. CRAMER
                              -------------------------
                              Name:  James J. Cramer
                              Title: President

                           /s/ JAMES J. CRAMER
                           --------------------------
                           James J. Cramer


                           /s/ KAREN L. CRAMER
                           ----------------------------
                           Karen L. Cramer


                           CRAMER PARTNERS, L.P.

                           By: CRAMER CAPITAL CORPORATION,
                              its general partner

                           By: /s/ JAMES J. CRAMER
                               -----------------------
                              Name:  James J. Cramer
                              Title:   President


                           CRAMER CAPITAL CORPORATION

                           By: /s/ JAMES J. CRAMER
                               ------------------------
                                  Name:  James J. Cramer
                                  Title: President

CUSIP NO. 138 012 109                                        Page 10 of 10 Pages

                                     EXHIBIT B

                           Transactions in Common Stock
                       of The Company in the past Sixty Days


CRAMER PARTNERS, L.P.

     TRADE DATE          NO. OF SHARES PURCHASED   COST (SALES PRICE) PER SHARE

      5/29/96                     5,000                       2.7500

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

GAM

      TRADE DATE         NO. OF SHARES SOLD         COST (SALES PRICE) PER SHARE

         4/24/96              10,000                        3.1875

         4/25/96              15,000                        3.1667

         4/25/96              10,000                        3.2500

         4/26/96              25,000                        3.2500

         5/16/96              10,000                        3.0000

         5/24/96              15,000                        2.3750